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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ARTIFICIAL LIFE, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

 (Title of Class Securities)

04314Q105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐              Rule 13d-1(b)

☒              Rule 13d-1(c)

☐              Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages
CUSIP No. 04314Q105

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Accelera Ventures Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2,584,118
	6	Shared Voting Power 2,613,118
	7	Sole Dispositive Power 2,584,118
	8	Shared Dispositive Power 2,613,118
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,613,118
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.0%
12	Type of Reporting Person (See Instructions) OO

Page 3 of 7 Pages
CUSIP No. 04314Q105

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Accelera Evolution Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 29,000
	6	Shared Voting Power 2,613,118
	7	Sole Dispositive Power 29,000
	8	Shared Dispositive Power 2,613,118
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,613,118
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.0%
12	Type of Reporting Person (See Instructions) OO

Page 4 of 7 Pages

Item 1.

(a)         Name of Issuer

  Artificial Life, Inc.

(b)         Address of Issuer’s Principal Executive Offices

  26/F, 88 Hing Fat Street
  Causeway Bay
  Hong Kong

Item 2.

(a)         Name of Persons Filing:

  1)  Accelera Ventures Limited

  2)  Accelera Evolution Limited

(b)         Address of Principal Business office or, if None, Residence

  Accelera Ventures Limited
  East Asia Chambers
  P.O. Box 901
  Road Town, Tortola
  British Virgin Islands

  Accelera Evolution Limited
  PO Box 309GT
  Ugland House, South Church Street
  George Town, Grand Cayman
  Cayman Islands

(c)         Citizenship

  Accelera Ventures Limited:  British Virgin Islands

  Accelera Evolution Limited:  Cayman Islands

(d)         Title of Class Securities

  Common Stock, Par Value $0.01 Per Share

(e)         CUSIP Number

  04314Q105

Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) |_|	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) |_|	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) |_|	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) |_|	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e) |_|	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) |_|	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g) |_|	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) |_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) |_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) |_|	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.            Ownership

Accelera Ventures Limited:

Common Stock:
(a)         Amount Beneficially Owned:    2,584,118

(b)         Percent of Class:    5.9%

(c)         Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,584,118

(ii)	Shared power to vote or to direct the vote: 2,613,118

(iii)	Sole power to dispose or to direct the disposition of: 2,584,118

(iv)	Shared power to dispose of or to direct the disposition of: 2,613,118

Accelera Evolution Limited:

Page 6 of 7 Pages
Common Stock:
(a)         Amount Beneficially Owned:    29,000

(b)         Percent of Class:    0.1%

(c)         Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 29,000

(ii)	Shared power to vote or to direct the vote: 2,613,118

(iii)	Sole power to dispose or to direct the disposition of: 29,000

(iv)	Shared power to dispose of or to direct the disposition of: 2,613,118

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following .

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification:

(b)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

Date:  February 14, 2008

ACCELERA VENTURES LIMITED

/s/ Dennis Kam
Dennis Kam, Director

ACCELERA EVOLUTION LIMITED

/s/ Dennis Kam
Dennis Kam, Director